TOTAL RETURN U.S. TREASURY FUND, INC.

666 Fifth Avenue, 11th Floor

New York, New York 10103

February 27, 2015

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:	Responses to Comments on Post-Effective Amendment (“PEA”) No. 39 to the Registration Statement on Form N-1A of Total Return U.S. Treasury Fund, Inc.

(File Nos. 033-12179; 811-05040)

Dear Ms. O’Neal-Johnson,

On December 30, 2014, Total Return U.S. Treasury Fund, Inc. (the “Registrant” or “Fund”) filed PEA Number 39 to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) to reflect new and revised disclosures in the prospectus, statement of additional information, and Part C (accession number 0001398344-14-006649) (the “Registration Statement”). Below is a summary of the comments provided by the SEC staff via telephone on Friday, February 13, 2015, regarding the Registration Statement and the Registrant’s responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the registration statement described below have been incorporated in a post-effective amendment which is being filed concurrently with this letter pursuant to Rule 472 under the Securities Act of 1933, as amended.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; (3) staff action in declaring the registration statement effective does not relieve Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in its registration statement and (4) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Summary Prospectus

Fee Table

1.	Comment: Please delete the captions in the Fee Table under “Shareholder Fees” for which there are no applicable fees.

Response: Registrant respectfully declines to delete this disclosure.

U.S. Securities and Exchange Commission

February 27, 2015

Principal Investment Strategies

2.	Comment: State that whether the Fund may invest in fixed-income investments of any maturity or provide disclosure regarding the length of the maturity of fixed-income investments that the Fund may invest in.

Response: Registrant had revised the disclosure accordingly.

Principal Investment Risks

3.	Comment: In light of the liquidity new money market rule amendments recently issued by the Commission, please consider adding disclosure describing the potential impact of rising interests rates and shareholder redemptions on the Fund.

Response: The Registrant has reviewed the disclosure and included additional disclosure.

Performance Summary

4.	Comment: Please provide the bar chart graphic and average annual total returns information in further amendments to the Registration Statement.

Response: The requested information has been added.

5.	Comment: Remove the statement that the Barclays Capital Intermediate Treasury Index and the Barclays Capital Long-Term Treasury Index (together, the “Comparative Indices”) each “reflects no deduction for fees, expenses or taxes” from the footnote to the Average Annual Total Returns table and insert the statement in parentheses into each index’s caption in the Average Annual Total Returns table, or alternatively remove all references to the Comparative Indices if they are no longer applicable benchmarks for the Fund.

Response: The Registrant has revised the disclosure accordingly to move the language into the applicable captions.

Statutory Prospectus

Additional Investment Information

6.	Comment: Provide additional disclosure regarding what will occur if the Fund’s shareholders do not approve its proposed reorganization into a series of the Centre Funds.

Response: The Registrant has revised the disclosure accordingly.

U.S. Securities and Exchange Commission

February 27, 2015

Financial Highlights

7.	Comment: Pursuant to Item 13(a) of Form N-1A, disclose information regarding the Fund’s independent public accounting firm.

Response: The requested disclosure has been added.

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If you have any questions regarding the enclosed information, please contact me directly at (720) 917-0585.

Kind regards,

Megan Hadley Koehler, Esq.
Assistant Secretary

cc: Aviva Grossman, Esq.

Kramer Levin Naftalis & Frankel LLP

Carrie Butler

ISI, Inc.